METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.

Date of Material Change

June 18, 2008

Item 3.

Press Release

A news release with respect to the material change referred to in this report was issued on June 18, 2008 and subsequently filed on Sedar.

Item 4.

Summary of Material Change

Metallica Resources Inc., New Gold Inc., and Peak Gold Ltd. announced that their respective shareholders have approved the business combination of the three companies at meetings held on June 17, 2008 in Vancouver (in the case of New Gold and Peak Gold) and in Toronto (in the case of Metallica Resources). In excess of 99% of the votes cast at each of the meetings were in favor of the business combination.

Item 5.

Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.

Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.

Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as June 23, 2008

METALLICA RESOURCES INC.

By: /s/ Bradley J. Blacketor

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

Schedule A

PRESS RELEASE

Shareholders of Metallica Resources, New Gold and Peak Gold
Approve US$1.6 Billion Business Combination

June 18, 2008 – VANCOUVER, BC – Metallica Resources Inc. ("Metallica Resources") (TSX – MR and AMEX – MRB), New Gold Inc. ("New Gold") (TSX and AMEX – NGD) and Peak Gold Ltd. ("Peak Gold") (TSXV – PIK) are pleased to announce that their respective shareholders have approved the business combination of the three companies at meetings held on June 17, 2008 in Vancouver (in the case of New Gold and Peak Gold) and in Toronto (in the case of Metallica Resources). In excess of 99% of the votes cast at each of the meetings were in favour of the business combination.

The completion of the transaction remains subject to Court approval. If Court approval is obtained, Metallica Resources, New Gold and Peak Gold anticipate that the transaction will close on or about June 30, 2008.

For further information please contact:

Rhonda Bennetto
Director Investor Relations and Corporate Communications
Metallica Resources Inc.
Direct: +1 (303) 640-3292 Toll-free: +1 (888) 933-0313 x5
Email: rmbennetto@metal-res.com
Website: www.metal-res.com

Laura Sandilands
Manager of Investor Relations
New Gold Inc.
Direct: +1 (416) 977-1067 Toll-free: +1 (877) 977-1067
Email: lsandilands@newgoldinc.com
Website: www.newgoldinc.com

Melanie Hennessey
Vice President Investor Relations
Peak Gold Ltd.
Direct: +1 (604) 696-3024 Toll-free: +1 (888) 220-2760
Email: info@peakgold.com
Website: www.peakgold.com